

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Mr. Bryan J. Carey
Chief Financial Officer
Radiation Therapy Services Holdings, Inc.
2270 Colonial Boulevard
Fort Myers, FL  33907

> **Re:** **Radiation Therapy Services Holdings, Inc.**
> **Form 8-K**
> **Filed December 11, 2012**
> **File No. 333-170812**

Dear Mr. Carey:

We have completed our review of your filing.  We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief